Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

October 10, 2013

DIRT

iPath® Exchange Traded Notes

iPath® Pure Beta Agriculture ETN

Note Description

The iPath® Pure Beta Agriculture ETN is designed to provide investors with exposure to the Barclays Commodity Index Agriculture Pure Beta Total Return.

Index Description

The Barclays Commodity Index Agriculture Pure Beta Total Return (the "Index") is a sub-Index of the Barclays Commodity Index Pure Beta TR and reflects the returns that are potentially available through an unleveraged investment in nine futures contracts on agricultural commodities traded on U.S. exchanges. For each commodity, the Index may roll into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology.

Note Details

Ticker	DIRT
Intraday Indicative Value Ticker	DIRT.IV
CUSIP	06740P262
ISIN	US06740P2627
Primary exchange	NYSE Arca
Yearly Fee[1]	0.75%
Futures execution cost	0.10%
Inception date	4/20/2011
Maturity date	4/18/2041
Issuer	Barclays Bank PLC
Callable ETN	Yes

Index Details

Index name	Barclays Commodity Index Agriculture Pure Beta TR
Composition	Futures on agriculture
Number of components	9
Bloomberg Index ticker	BCC1AGPT
Inception date	1/31/2011
Base value and date	100 as of 12/30/1999
Index sponsor	Barclays

Cumulative Index Return[2]



20%
10%
0%
-10%
-20%
-30%
Jul 11
Jan 12
Jul 12
Jan 13
Barclays Commodity Index Agriculture Pure Beta TR

Source: Barclays (based on daily returns 04/11-6/13 since Note inception date).

[2] *Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.*

Index Composition



Soybean 33.82%
Corn 22.77%
Wheat 9.59%
Soybean Oil 8.44%
Sugar 8.00%
Soybean Meal 6.98%
Cotton 4.07%
Coffee 3.98%
Kansas Wheat 2.34%

Source: Barclays, as of 6/28/2013. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

Page 1 of 3

BARCLAYS

DIRT

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
Barclays Commodity Index Agriculture Pure Beta TR	-3.65	-7.33	-3.49	n/a	n/a	2.34	1.00
S&P 500®	2.91	13.82	20.60	18.45	7.01	1.46	-0.01
MSCI EAFE Index	-0.99	4.10	18.62	10.04	-0.63	1.81	0.06
MSCI Emerging Markets Index℠	-7.88	-9.57	2.87	3.38	-0.43	1.93	0.04
Barclays U.S. Aggregate Bond Index	-2.32	-2.44	-0.69	3.51	5.19	0.42	0.05
Dow Jones-UBS Commodity Index Total Return℠	-9.45	-10.47	-8.01	-0.26	-11.61	1.46	0.66

Source: BlackRock, Barclays, S&P Dow Jones Indices, LLC, MSCI and Dow Jones Opco LLC, as of 6/28/2013.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/12-06/13, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns for 06/12-06/13. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or "call" a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

iP-DIRT-I0613

Page 2 of 3

DIRT

Top Index Holdings

Component	Ticker	Weight %	Sector
Soybean	S	33.82	Agriculture
Corn	C	22.77	Agriculture
Wheat	W	9.59	Agriculture
Soybean Oil	BO	8.44	Agriculture
Sugar	SB	8.00	Agriculture
Soybean Meal	SM	6.98	Agriculture
Cotton	CT	4.07	Agriculture
Coffee	KC	3.98	Agriculture
Kansas Wheat	KW	2.34	Agriculture

Source: Barclays, as of 6/28/2013. Index composition is subject to change.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Each of the Barclays commodities indices referenced herein is a trademark of Barclays Bank PLC.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0703-0913

iP-DIRT-I0613

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

Page 3 of 3